LONCOR RESOURCES INC. (the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on June 26, 2020

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on June 26, 2020 (the "Meeting").

The matters voted upon at the Meeting and results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

	Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Zhengquan (Philip) Chen	41,375,781	99.912%	36,500	0.088%
Peter N. Cowley	41,379,131	99.920%	33,150	0.080%
Arnold T. Kondrat	41,402,131	99.975%	10,150	0.025%
Richard J. Lachcik	41,356,031	99.864%	56,250	0.136%
William R. Wilson	41,356,031	99.864%	56,250	0.136%

2. Appointment of Auditors

By resolution passed via a show of hands, Kreston GTA LLP, Chartered Professional Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation.  The following are details of this vote appointing Kreston GTA LLP:

Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
46,933,436	99.941%	27,750	0.059%

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation.  The following are details of this vote authorizing the directors to fix the said remuneration:

Votes by Proxy
Votes For	% Votes For	Votes Withheld	% Votes Withheld
41,412,181	100.000%	100	0.000%

4.  Stock Option Plan Matters

By resolution passed via a show of hands, shareholders approved, confirmed and ratified (a) a certain amendment to the Corporation's Stock Option Plan, as such amendment is described in the management information circular of the Corporation dated May 27, 2020 sent to shareholders in respect of the Meeting, (b) the Corporation's Stock Option Plan as amended by such amendment, and (c) certain stock options granted under the Corporation's amended Stock Option Plan, as described in the said circular.  The following are details of this vote:

Votes by Proxy
Votes For	% Votes For	Votes Against	% Votes Against
41,366,925	99.890%	45,356	0.110%

5. Potential Name Change

By special resolution passed via a show of hands, shareholders authorized an amendment to the articles of the Corporation to change the name of the Corporation to "Loncor Gold Inc.", or such other name as may be approved by the board of directors of the Corporation and applicable regulatory authorities, as described in the management information circular of the Corporation dated May 27, 2020 sent to shareholders in respect of the Meeting.  The following are details of this vote:

Votes by Proxy
Votes For	% Votes For	Votes Against	% Votes Against
41,408,275	99.990%	4,006	0.010%